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                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               |              |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended:      March 31, 1999                          +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |   0-20462    |
                [ ] Transition Report on Form 20-F             |              |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               | 161723-10-1  |
For the Transition Period Ended: ____________________________  +--------------+

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[ Read Instruction (on back page) Before Preparing Form. Please Print or Type. ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

ChatCom, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

9420 Lurline Avenue, Unit D
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City, State and Zip Code

Chatsworth, California 91311
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.   (ATTACHED EXTRA SHEETS IF NEEDED)

                            SEE ATTACHED NARRATIVE

                                               (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          E. Carey Walters                818                  998-5298
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                      [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
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                                 ChatCom, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 1999                    By  /s/ E. Carey Walters
    ------------------------------        --------------------------------------
                                           E. Carey Walters
                                           President, and Chief Executive
                                           Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                                ATTACHMENT III

     ChatCom, Inc. (the "Company") has been under extreme financial stress and has been seeking additional financing. Due to the Company's financial constraints, the Company has been unable to hire a Chief Financial Officer to replace its prior Chief Financial Officer (who resigned during the prior fiscal year) or to budget sufficient funds to have its independent certified public accountants assist the Company in the preparation of its audited financial statements for the year ended March 31, 1999 for inclusion in its Form 10-KSB.

                                 ATTACHMENT IV

     It is anticipated that a significant change in results of operations from the fiscal year ended March 31, 1998 ("fiscal 1998") will be reflected in the earnings statement to be included in the Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999 ("fiscal 1999"). Revenues for fiscal 1999 will decline to approximately $3,007,000 from approximately $9,103,000 for fiscal 1998 due in part to the Company's reduction in the scope of its operations, including sales and marketing activities. The net loss for fiscal 1999 will decline to approximately $2,855,000 from approximately $7,773,000 in fiscal 1998 due in part to the Company's reduced sales of products as well as the overall reduction in the scope of its operations.